Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tomu, Inc.
57 N St. NW
Washington, DC 20001
https://www.tomuhaus.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tomu, Inc.
Address: 57 N St. NW, Washington, DC 20001
State of Incorporation: DE
Date Incorporated: July 13, 2020

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: February 14, 2025
Valuation Cap: $20,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per one share.

Material Rights:

<p><ins>Voting Rights of Securities Sold in this Offering via the Convertible Note</ins></p> <p>Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration

statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.</p> <p><ins>Stock Options</ins></p> <p>The total amount outstanding includes 400,000 shares issued pursuant to stock options issued.</p>

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

Qualified Financing

Qualified Financing is to be defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock (including Common Stock issued or issuable upon conversion of Preferred Stock) resulting in gross proceeds to the Company of at least $1,000,000.00.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - First 6 days | Additional 4% note interest (10% total)

Early Bird Bonus - Next 7 days | Additional 2% note interest (8% total) + investment level perk

Volume-Based Perks

Tier 1 Perk — Invest $250+ and receive the standard 6% interest rate + invite to our investor community news

Tier 2 Perk — Invest $500+ and receive the standard 6% interest rate + $50 Tomu online store credit

Tier 3 Perk — Invest $1,000+ and receive the standard 6% interest rate + $100 Tomu online store credit

Tier 4 Perk — Invest $2,500+ and receive the standard 6% interest rate + $250 Tomu online store credit

Tier 5 Perk — Invest $5,000+ and receive the standard 6% interest rate + $500 Tomu online store credit

Tier 6 Perk — Invest $10,000+ and receive the standard 6% interest rate + 5% discount off MSRP of single unit

Tier 7 Perk — Invest $25,000+ and receive the standard 6% interest rate + 10% disc. discount off MSRP of single unit (limit 10 investors)

Tier 8 Perk — Invest $50,000+ and receive the standard 6% interest rate + 10% discount off MSRP of two units (limit 5 investors)

Tier 10 Perk — Invest $100,000+ and receive the standard 6% interest rate + 10% discount off MSRP of four units (limit 2 investors)

Tier 11 Perk — Invest $250,000+ and receive the standard 6% interest rate + 10% discount off MSRP of unlimited units (limit 1 investor)

Tier 12 Perk — Invest $500,000+ and receive the standard 6% interest rate + 15% discount off MSRP of unlimited units (limit 1 investor)

Tier 13 Perk — Invest $1,000,000+ and receive the standard 6% interest rate + 20% discount off MSRP of unlimited units (limit 1 investor)

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Tomu, Inc. will offer a 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest

rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Tomu, Inc. ("Tomu" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Tomu, Inc. designs and manufactures premium modular dwellings for leisure and hospitality use. The company sells direct to individual consumers, multi-unit sales to hospitality developers, and internal sales to potential joint-venture development partnerships. Tomu, Inc. is in the pre-revenue stage of development.

Tomu, Inc. has taken a hospitality-focused strategy to its product and customer base with all onsite work and installation preformed by the client's general contractor. This approach allows for less on-site project management and less buyer demand for order customization allowing increased efficiency for production and deliveries at scale.

Originally founded as Meeting Hill Capital, LLC in Washington, DC, Tomu, Inc. was reincorporated in 2022 as a Delaware C-Corp. Meeting Hill Capital, LLC was dissolved in 2022.

Intellectual Property

The Company was granted a standard character mark to Meeting Hill Capital, LLC DBA Tomu filed with the USPTO on 21 Jan 2021. In addition to this, Meeting Hill Capital, LLC has applied for an illustration drawing without any words trademark on 21 Sep 2021.

Disclosure

Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims

are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

Competitors and Industry

Tomu categorizes itself in the hospitality and short-term rental industry rather than within the modular home building industry. While we offer our product direct-to-consumer, our core business is tailored around multi-unit contracts with hospitality developers. Current modular home builders (such as Cover, Mighty Buildings, etc.) focus on designing for the primary residence, affordable housing, or ADU markets and performing end-to-end project management to their individual customers. Conversely, Tomu focuses on being a supplier for premium commercial hospitality clients.

The vacation rental industry is currently estimated at $13.3B with 11% annual growth predicted to reach $20B in revenue by 2025.*

*Source: https://hoteltechreport.com/news/vacation-rental-industry-stats

Current Stage and Roadmap

Tomu is currently in the launch phase having completed our initial product designs and opened pre-orders in October of 2021 that have filled our production capacity for the next 12 months. Our model unit is now complete and we are ready to begin our full marketing and press push as we move into commercial sales. With this next round of investment, Tomu plans to move into larger facilities for full-scale production and begin initial deliveries to pre-order buyers. We plan to focus the next two quarters on delivering our initial direct-to-consumer orders while we prepare to scale up our production capacity as multi-unit commercial contracts are closed.

The Team

Officers and Directors

Name: Chris Osaka

Chris Osaka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Director
  Dates of Service: July, 2020 - Present
  Responsibilities: Oversees Design, Operations, Brand, Legal, Finance, and HR. Currently does not take a salary, but plans to start receiving one at $500k funding. Salary rate TBD. Chris currently has 93.34% ownership in Tomu.

Other business experience in the past three years:

- **Employer:** Hilton Worldwide
  Title: Global Digital Brand Marketing
  Dates of Service: July, 2017 - March, 2020
  Responsibilities: Led Hilton's Global Enterprise Marketings management of digital properties.

Name: Malcolm Johnson

Malcolm Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Lead manufacturing and supply chain. Malcolm receives a salary of $5000/mo and holds 3.3% equity in Tomu.

Other business experience in the past three years:

- **Employer:** FOSBURG
  Title: Commercial Residential Construction
  Dates of Service: April, 2016 - August, 2020
  Responsibilities: Construction Management

Name: Darius Kuzmickas

Darius Kuzmickas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Lead product design and engineering. Darius does not currently receive a salary and has 3.3% equity in Tomu.

Other business experience in the past three years:

- **Employer:** KuDa Photography
  Title: Founder
  Dates of Service: January, 2006 - Present
  Responsibilities: Lead photography and marketing

Other business experience in the past three years:

- **Employer:** Real Color Media

Title: Founder
Dates of Service: July, 2008 - Present
Responsibilities: Lead multiple projects from conception to completion, lead designer

Name: Cheryl Heller

Cheryl Heller's current primary role is with Pillar One Consulting. Cheryl Heller currently services 8-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: May, 2022 - Present
  Responsibilities: Lead all finance and accounting. Cheryl receives a salary of $3000/mo and has 0.04% equity in Tomu.

Other business experience in the past three years:

- **Employer:** Pillar One Consulting
  Title: Managing Principal
  Dates of Service: July, 2008 - Present
  Responsibilities: Provide Fractional CFO and strategic financial consulting services

Other business experience in the past three years:

- **Employer:** Impart Media
  Title: CFO + HR
  Dates of Service: June, 2020 - Present
  Responsibilities: Leads finance and accounting and HR

Other business experience in the past three years:

- **Employer:** Chief
  Title: Founding Member
  Dates of Service: May, 2021 - Present
  Responsibilities: This is a member organization. There are no responsibilities as a member

Other business experience in the past three years:

- **Employer:** iRevu by Engagiant
  Title: Strategic Advisor

Dates of Service: May, 2018 - Present
Responsibilities: Provide strategic advisory services

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the development or hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible notes in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Note. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Convertible Note. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are

likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Studio Unit. Delays or cost overruns in the development of our One or Two Bedroom Units and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Please see Exhibit F of the Offering Memorandum for the full details of the Convertible Note.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Tomu, Inc. was formed on 07/13/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tomu, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Studio, One and Two Bedroom Units are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights,

we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Cheryl Heller, current Fractional CFO for Tomu, Inc., was named as a defendant in an active lawsuit related to her previous role as Fractional CFO of Prajna Strategy, LLC.

Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Osaka	8,400,000	Common Stock	93.34%

The Company's Securities

The Company has authorized Common Stock, Accredited Investor Convertible Note, and Convertible Note - CF 2023.

Common Stock

The amount of security authorized is 25,000,000 with a total of 9,400,000 outstanding.

Voting Rights

One vote per one share.

Material Rights

Voting Rights of Securities Sold in this Offering via the Convertible Note

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 400,000 shares issued pursuant to stock options issued.

Accredited Investor Convertible Note

The security will convert into Preferred stock and the terms of the Accredited Investor Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 23, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified financing of at least $1M

Material Rights

There are no material rights associated with Accredited Investor Convertible Note.

Convertible Note - CF 2023

The security will convert into Common stock and the terms of the Convertible Note - CF 2023 are outlined below:

Amount outstanding: $0.00
Maturity Date: February 14, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: $1,000,000

Material Rights

Please refer to Exhibit F of the Offering Memorandum for the full details of the Convertible Note being sold in this offering.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock (including Common Stock issued or issuable upon conversion of Preferred Stock) resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 20% discount on the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all

convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

7. Voting Proxy.

Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock or Preferred Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv)

take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

What it means to be a minority holder

As a convertible note holder of the company, you will have limited rights in regard to the company's corporate actions, including additional securities issuances, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have less rights than those of other investors, and will have limited influence on the company's corporate actions. Investors in this offering are signing onto a voting proxy, whereby the investor agrees to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. Please see Exhibit F of the Offering Memorandum for full details of the company's convertible note.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees

exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Founders shares issued during C-Corp conversion
  Date: July 13, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: operating expenses
  Date: June 27, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Founders will inject capital for 6 month (determined at founders' discretion) as needed to sustain operations until funding.

Foreseeable major expenses based on projections:

Capital raised will be used on the following expenses: personnel (25%); facilities & equipment(25%); marketing,PR & sales (20%); management & administrative (10%); product, technology & innovation (20%).

Future operational challenges:

Due to the demand from larger hospitality developers, Tomu will need to quickly scale up its manufacturing relationships and maintain adequate production capacity to meet productions spikes from these larger orders.

Future challenges related to capital resources:

Tomu will need to balance the financial terms given to its clients against the terms negotiated with our planned manufacturing partners to maintain sustainable cash flows.

Future milestones and events:

The transitioning from individual consumer orders to the closing of the first multi-unit commercial orders will significantly accerlate the business due to the increase in units manufactured and focus it primarily and commercial business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has revolving lines of credit with Chase, TD, Wells Fargo, andAmerican Express. At this time the company has $53,000 in cash on hand. Additionally, the company has received a commitment letter for an SBAloan and is in the final stages of approval with the SBA.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Tomu, Inc. has other capital resources available. However, the funds will speed our abilityto scale our manufacturing operation to support larger multi-unit commercial sales as wemove away from direct-to-consumer individual unit sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to the viability of the company but allow greater scale of operations. If we raise the maximum, this will comprise of 50% of our non-deposit funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $10,000, we will be able to operate for .4 months. This is based on a burn rate of $25,000/month. $18K for personnel, $3K for facilities/utilities, $1.5K for equipment leases/expenses, $.5K for subscriptions/fees/dues, and $2K for misc. (interest/loan payments, marketing, admin costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $1.235M, we will be able to operate for 14 months/years. This is based on a burn rate of $75,000/month. $50K for personnel, $15K for facilities/utilities, $3K for equipment leases/expenses, $1K for subscriptions/fees/dues, $4K for marketing/biz dev/T&E, and $2K for misc. (interest/loan payments, marketing, admin costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Tomu, Inc. will raise a traditional convertible note for accredited investors in parallel to a retail offering. This convertible note is at a 6% interest rate and will convert to preferred shares at a discount of 20% upon qualified financing. Capital requirements will become less dependent on fundraising in the near future as we begin to take larger order deposits on our commercial side of business.

Indebtedness

- **Creditor:** Founder
  Amount Owed: $111,000.00
  Interest Rate: 3.0%

- **Creditor:** Mimi Kress
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: June 23, 2024
  Convertible Promissory Note with a 20% discount upon a qualified financing of at least $1,000,000

Related Party Transactions

- **Name of Entity:** Chris Osaka
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As Founder, Chris Osaka has bootstrapped the company as necessary.
  Material Terms: Promissory note.

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: Industry analysis - Wilderwise, Reg CF on SE @ $24M val.; Abodu, $20M Series; Cover, $60M Series B: Moliving, $7M seed round. Our valuation is lower to reflect the stage we are at compared to example companies.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Creation of new marketing collateral targeting multi-unit contracts.

- *Company Employment*
  25.0%
  Hire management, key functional roles, and fabrication positions.

- *Operations*

30.0%
Move to larger facilities and acquire new machinery to expand our manufacturing capacity.

- *Working Capital*
  20.0%
  Provide working capital to cover expenses until deliveries begin.

- *Miscellaneous*
  4.5%
  Miscellaneous costs for moving facilities, prototype retrofits, model unit setup, debt service, etc.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  5.0%
  Creation of new marketing collateral targeting multi-unit contracts.

- *Research & Development*
  15.0%
  Next round of prototypes to refine design aesthetics, functionality, ease of transport, and value engineering.

- *Company Employment*
  20.0%
  Hire management, key functional roles, and fabrication positions.

- *Operations*
  25.0%
  Move to larger facilities and acquire new machinery to expand our manufacturing capacity.

- *Working Capital*
  10.0%
  Provide working capital to cover expenses until deliveries begin.

- *Inventory*
  10.0%
  Material purchases for first orders to be produced.

- *Miscellaneous*
  9.5%
  Miscellaneous costs for moving facilities, prototype retrofits, model unit setup, debt service, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tomuhaus.com/ (http://bytomu.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tomu

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tomu, Inc.

[See attached]

Tomu, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tomu, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 20, 2023
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	30,522	12,274
Total Current Assets	30,522	12,274
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	46,544	14,988
Security Deposits	2,300	2,300
Total Non-Current Assets	48,844	17,288
TOTAL ASSETS	79,366	29,562
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	148,480	110,492
Customer Deposits	80,874	-
Payroll Tax Payable	7,840	4,640
Total Current Liabilities	237,194	115,132
Long-term Liabilities		
Lease Liability	10,958	13,762
Convertible Note	50,000	-
Notes Payable - Related Party	111,000	-
Total Long-Term Liabilities	171,958	13,762
TOTAL LIABILITIES	409,151	128,894
EQUITY		
Common Stock	90	-
Additional Paid-in Capital/Member's Equity	239,976	140,556
Accumulated Deficit	(569,852)	(239,888)
Total Equity	(329,786)	(99,332)
TOTAL LIABILITIES AND EQUITY	79,366	29,562

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Depreciation	30,637	139,284
General and Administrative	136,751	51,064
Research and Development	120,788	7,960
Rent and Lease	30,334	-
Total Operating Expenses	318,510	198,308
Operating Income (loss)	(318,510)	(198,308)
Other Income		
Other	-	311
Total Other Income	-	311
Other Expense		
Interest Expense	11,454	1,169
Total Other Expense	11,454	1,169
Provision for Income Tax	-	-
Net Income (loss)	(329,964)	(199,166)

Statement of Changes in Shareholder Equity

	Common Stock		APIC/Member's Equity	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	-	-	43,113	(40,722)	2,391
Member's Equity		-	97,443	-	97,443
Net Income (Loss)	-	-	-	(199,166)	(199,166)
Ending Balance 12/31/2021	-	-	140,556	(239,888)	(99,332)
Issuance of Common Stock upon Conversion to Corporation	9,000,000	90	99,420	-	99,510
Net Income (Loss)	-		-	(329,964)	(329,964)
Ending Balance 12/31/2022	9,000,000	90	239,976	(569,852)	(329,786)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(329,964)	(199,166)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	30,637	139,284
Accounts Payable	37,989	103,182
Accrued Liabilities	3,200	4,640
Customer Deposits	80,874	-
Other	(2,804)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	149,895	247,106
Net Cash provided by (used in) Operating Activities	(180,069)	47,940
INVESTING ACTIVITIES		
Equipment	(62,193)	(137,354)
Leasehold Improvements	-	(3,155)
Net Cash provided by (used by) Investing Activities	(62,193)	(140,509)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	90	-
Proceeds from Additional Paid-in Capital/Member's Equity	99,420	97,443
Proceeds from Convertible Notes	50,000	-
Proceeds from Notes Payable - Related Party	111,000	-
Net Cash provided by (used in) Financing Activities	260,510	97,443
Cash at the beginning of period	12,274	7,400
Net Cash increase (decrease) for period	18,247	4,874
Cash at end of period	30,522	12,274

Tomu, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Meeting Hill Capital, LLC (dba Tomu) ("the Company") was formed in Washington, DC on July 13th, 2020 and successfully converted into a corporation under the name Tomu, Inc., in the state of Delaware on May 5th, 2022. The Company plans to earn revenue through manufacturing modular dwellings for leisure, short-term rental and hospitality-use. The Company is headquartered in Washington, DC with its customers located across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company had customer deposits of $80,874 as of December 31st, 2022, and intends to fulfill any performance obligations to its customers prior to recognizing revenue as earned.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Prototype	1	184,566	150,029	-	34,537
Machinery & Equipment	1	13,843	13,843	-	-
Lease Improvements	1	3,155	1,578	-	1,577
Leases Asset - Forklift	5	14,900	4,470	-	10,430
Grant Total	-	216,464	169,920	-	46,544

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its warehouse space under a year-by-year operating lease requiring monthly payments of $2,300 during 2022. The lease expired on January 31, 2023, but was subsequently renewed and the new lease expires on January 31, 2024, and is cancelable upon 60-days' prior written notice. Future minimum lease payments as of December 31, 2022 are as follows:

Year Ending December 31,	Payment
2023	28,428
2024	29,280
2025	30,156
2025	31,068
2027	-
Thereafter	-

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company was a pass-through entity in 2021 and therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations for 2021.

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The Company is now subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental

guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a demand promissory note of up to $250,000 at 3% interest with its founder. The balance of the promissory note was $111,000 as of December 31st, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Leases Payable:
In June of 2021, the Company entered into a finance lease to obtain the right to use a forklift totaling $14,900. The lease term is 60 months with estimated monthly lease payments of $272.73. The balance of the lease payable was $13,762.The economic substance of this lease is that the Company is financing the acquisition of the asset through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Leases Asset - Forklift	5	14,900	4,470	-	10,430

Minimum Lease Payments 5 Years Subsequent to 2022

Year Ending December 31,	Payment
2023	3,276
2024	3,276
2025	3,276
2026	602
2027	-
Thereafter	-

Notes Payable:
Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 6%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

See Note 3 – Related Party Transactions for details of loan entered into with its founder.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$111,000
2024	$50,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The new corporation is authorized to issue 25,000,000 common shares at a par value of $0.00001 per share. 9,000,000 shares were issued at the time of conversion and represent the entire shares issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

See Note 7 – Subsequent Events disclosure for details of additional shares that were issued.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 20, 2023, the date these financial statements were available to be issued.

On February 10th, 2023, an additional 400,000 shares were issued through the employee stock purchase plan.

The Company has received a commitment letter for an SBA Loan up to $560,000 for 10 years with an interest rate at the Wall Street Journal Prime rate in effect when the SBA approves the application plus 2.25%, adjusted quarterly and a line of credit up to $50,000 for 10 years at a rate of the Wall Street Journal Prime rate in effect with the SBA approves the application plus 3.5%, to be adjusted monthly. These loans are still in the process of being approved by the SBA.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period

of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1._____ Note Subscription.

        (a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

        (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2._____Purchase Procedure.

(a)_____Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)_____Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the

Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental

body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2021, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Mangio & Associates CPAs LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being

offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i)   To the Company;

    (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii)   As part of an offering registered under the Securities Act with the SEC; or

    (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

    (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

    (ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities.   Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.   Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the securities. Subscriber will appear on the books of the Custodian as the beneficial owner of the Securities.   Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors").   Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.   The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense

whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Voting Proxy.

Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY

UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

    If to the Company, to: %%ADDRESS_OF_ISSUER%%

    If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or

enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted on %%NOW%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES

PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2023- CF

$%%VESTING_AMOUNT%%   %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1.   **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 14, 2025 (the "Maturity Date").

2.   **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

        (a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock (including Common Stock issued or issuable upon conversion of Preferred Stock) resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 20% discount on the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall

constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest

and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

INVESTOR OFFERING



Dear Friends,

For the past two years we've been combining our passions for travel, design, and innovation to built a company creating a more sustainable future for hospitality. We've completed our prototype, taken orders, and are ready to move into production.

We're now excited to announce our very first fundraising round to scale facilities and grow our team. We hope you'll take the time to review our offering information below. Please reach out to us with any questions and thank you for your support!

- The Tomu Team

We're out to create a more sustainable future for hospitality using innovations in modular building to make hotels and rentals more efficient to construct, less wasteful to operate, and more accessible to own.

IN 2023, NEW HOTEL CONSTRUCTION WILL BE A $23.2B INDUSTRY. TRAVELERS WANT BETTER.

 **61%** say the pandemic made them want to travel more sustainably

 **83%** think sustainable travel is more sustainable travel is vital for the future

 **69%** expect the travel industry to offer more sustainable options

Highest Impact Sustainability Levers:

- Improve building thermal performance
- Enhance building controls
- Sustainable hotel design

WE WANT TO CHANGE HOW HOTELS ARE BUILT.

Tomu is a sustainability-focused hospitality development company that designs and builds hotel guest rooms and rental properties using its proprietary modular building system.

Our prefabricated units include turnkey and sustainable options to help operators of all sizes speed development times and construct more sustainable travel accommodations.



 Client selects units from our range of configurations, saving them up to 20% from upfront design costs.

 We build offsite while the site is prepared, creating up to 40% less waste than traditional construction.

 Final projects are more efficient and completed 30-50% faster with lower ongoing utility costs.



ONE OF AMERICAN INNO'S 40 STARTUPS TO WATCH IN THE US

$6M+ in individual B2C product reservations

$70M+ in early-stage B2B multi-unit development and joint venture opportunities

AMERICAN INNO   Bloomberg   BUSINESS INSIDER   INHABITAT

JOIN US!

Investors seeking information on both Tomu, Inc's accredited investor and Reg CF offering (launching soon) may inquire by completing the form below.

Cheryl Heller
Chief Financial Officer

See Bio ›

Name *

First Name	Last Name

Who at Tomu referred you?

Email *

Phone *

What level are you interested in learning more about? *

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Join our mailing list to stay current on our latest news and product updates.

Email Address

GET UPDATES ›

ABOUT   **CONTACT**

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4 DAYS LEFT

INVEST IN TOMU TODAY!

Building Hospitality Better

Tomu, Inc. ("Tomu") builds prefabricated guest units specifically designed for the demands of hospitality use and rapidly-growing alternative lodging demand from travelers. Our easil...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



TOMU
SUSTAINABLE MODULAR BUILDING FOR HOSPITALITY
AMERICANINNO
"Startups to Watch for 2022"

$145,716.78 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

We are bringing innovations in modular construction to the hospitality industry to create faster, greener, and more cost-effective building solutions over traditional site-built developments. The hospitality industry specifically represents one of the highest opportunities for savings using modular construction given its high degree of repeatability.*

Demand for vacation rentals and other alternative travel lodging is increasing 20%+ year over year while new property developments are struggling to keep up the pace, creating record occupancy and rental rates. As a result, demand is growing for a sustainable solution to meet the shortfall in lodging supply as more investors move into the segment.**

Relying exclusively on earned media coverage and zero spent on marketing, we already have over $7 million in direct-to-consumer pre-order reservations*** for our launch product and additional investor interest in our own branded joint venture developments.

**Information from Skift (Source) **Information from AirDNA (Source) ***Please note pre-order reservations are just reservations for our product, customers have yet to pay in full for their orders.*



Invest Now
6.0% Interest Rate

RAISED	INVESTORS
$145,716.78	87
MIN INVEST	VALUATION CAP
$250	$20M

OVERVIEW

We Want to Change How Hotels Are Built



Modular Building for Sustainable Hospitality Development
• Greener
• Faster
• Cheaper

**The above is a depiction of our model unit. The unit is ready for production but not yet available on the market.*

At Tomu, we designed a highly-efficient scalable modular architecture system to create a greener, faster, and more economical solution to new hospitality development over traditional site-built projects. We build all of our guest units from the same core structural components with the ability to be reconfigured and aesthetically skinned to meet the requirements of both traditional flagged brands and independent operators. Our units are manufactured at our facility, then shipped directly to the site, 95% ready for final installation – **preparing our clients to begin operating with Tomu faster, while reducing their environmental impact in**

construction and over their operational lifespan.

THE PROBLEM & OUR SOLUTION

A Suitable, Scalable, & Sustainable Solution

We launched Tomu with 3 issues in mind:

- Traveler preferences for lodging are changing
- Insufficient lodging supply is impacting housing affordability
- Hospitality real estate needs to be more sustainable to construct and operate over its useable life.



Outpacing new supply and amplifying housing issues
YOY Growth
25%
20%
15%
10%
5%
0%
+22.4%
+21%
Rental Unit Supply Deficit
+11%
+2.5%
2019
Traveler Demand
New Supply
2021
- AirDNA, 2022 Outlook Report

Source

Traveler demand for vacation rentals and non-traditional hotels grew by 22.4% year-over-year, while the supply of new rentable properties was only able to grow 2.4% (Source). As a result, demand for new income-producing properties from private and institutional investors is spilling into the residential market and increasing pressure on the already limited housing supply.



More Suitable
Designed for hospitality use and maximum ADR
More Scalable
20% cost savings
50% time savings
More Sustainable
80% less material waste

The above graphic highlights anticipated features of Tomu's units. The units are in the pre-order stage and are not available to the general public.

Our product line is purpose-built for the guest preferences and operating demands of hospitality, creating an alternate supply of rentable units by offering developers and investors a product that will cost less and deliver higher potential rental rates. Our individual and commercial customers simply select their needed unit types, requirements, and quantities, and units are delivered to their site 95% complete, and able to be assembled in a matter of days. As we move into production, we plan to sell customizable units directly to hospitality developers and investors, with an "off-the-shelf" version available for individual buyers.



*The above is a rendering of a possible configuration of the product.

THE MARKET & OUR TRACTION ──────────────────

An Emerging Asset Class Driven by Fast-Growing Investment

The U.S. vacation rental industry was valued as $13.3 billion in 2021 and is estimated to be worth $20 billion by 2025 (Source). Rising short-term rental occupancies and average daily rates are driving a wave of new private and institutional investors into the segment (Source).



$7m+ In D2C pre-orders

*The above is a rendering of a future product.

Since we soft-launched a preview of our product line, we've already seen a massive amount of individual and developer interest, with over $7 million in direct-to-consumer pre-order reservations* and additional investor interest to participate in joint ventures of our own branded developments. Tomu was named one of American Inno's 40 Startups to Watch in the U.S. and has been featured in Bloomberg News, the Washington Business Journal and Inhabitant (Source).

*Please note pre-order reservations are just reservations for our product, customers still will need to finalize and pay for their orders.

WHY INVEST ──────────────────

Creating a Sustainable Future for Hospitality Development

The above are images of a future product, ready for development but not yet available on the market.

As we grow, we plan to expand our in-house and partnered manufacturing capacities, scale our marketing and business development strategies, and seek out the best talent in design and building innovation. By providing a building product better suited for the needs of hospitality and short-term rentals, we are positioned to be a key supplier of net new lodging units and mitigate the pressure placed on the residential housing market.

Join us as we bring modular construction and innovation to the hospitality industry to create a more environmentally sustainable and socially conscious future for hospitality development.

ABOUT

HEADQUARTERS
57 N St. NW
Washington, DC 20001

WEBSITE
View Site ☑

Tomu, Inc. ("Tomu") builds prefabricated guest units specifically designed for the demands of hospitality use and rapidly-growing alternative lodging demand from travelers. Our easily scalable modular system offers a variety of layouts and modification options for developments of all sizes and operator types. Our mission is to create inspiring spaces using design and building innovation to build the future of sustainable travel lodging, working with boutique operators and major hospitality brands to bring both their projects and our own branded developments to life more quickly and cost-effectively.

TEAM



Chris Osaka
Chief Executive Officer

Chris is experienced in brand marketing and consumer experience with a background in hospitality and retail. Prior to Tomu, Chris held corporate leadership roles within Hilton and Nike/Jordan where he's led functions ranging from global digital brand marketing and new store development.





Malcolm Johnson
Chief Operating Officer

Malcolm has over 40 years of residential and commercial construction project management experience. His experience includes sustainable ground-up development of residential complexes and multi-store commercial build-outs for franchise companies Dominos and Subway.





Darius Kuzmickas
Chief Design Officer

Darius is an architect, interior designer and architectural photographer. He received his Masters in Architecture from the University of Utah before moving to Las Vegas to work on resorts and casinos. His past hospitality work includes the Wynn, Bellagio, Rio and more.





Cheryl Heller
Chief Financial Officer

Cheryl has 25+ years of experience in the financial services industry, previously serving as CFO for Capital One's Retail Bank and also currently CFO of Hive Wealth. She currently works with start-ups to help develop a well-managed financial infrastructure serving as a Senior Finance Executive.



TERMS
TOMU

Overview

INTEREST RATE
6.0%

VALUATION CAP ⓘ
$20M

MATURITY DATE ⓘ
Feb 13, 2025

AMOUNT RAISED ⓘ
$145,716.78

Breakdown

MIN INVESTMENT ⓘ
$250

OFFERING TYPE
Convertible Notes

DISCOUNT RATE ⓘ
20.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

What is a Convertible Note?
A convertible note offers you the right to receive Common Stock in TOMU. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 6.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.*

Qualified Financing

Qualified Financing is to be defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock (including Common Stock issued or issuable upon conversion of Preferred Stock) resulting in gross proceeds to the Company of at least $1,000,000.00.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - First 6 days | Additional 4% note interest (10% total)

Early Bird Bonus - Next 7 days | Additional 2% note interest (8% total) + investment level perk

Volume-Based Perks

Tier 1 Perk — Invest $250+ and receive the standard 6% interest rate + invite to our investor community news

Tier 2 Perk — Invest $500+ and receive the standard 6% interest rate + $50 Tomu online store credit

Tier 3 Perk — Invest $1,000+ and receive the standard 6% interest rate + $100 Tomu online store credit

Tier 4 Perk — Invest $2,500+ and receive the standard 6% interest rate + $250 Tomu online store credit

Tier 5 Perk — Invest $5,000+ and receive the standard 6% interest rate + $500 Tomu online store credit

Tier 6 Perk — Invest $10,000+ and receive the standard 6% interest rate + 5% discount off MSRP of single unit

Tier 7 Perk — Invest $25,000+ and receive the standard 6% interest rate + 10% disc. discount off MSRP of single unit (limit 10 investors)

Tier 8 Perk — Invest $50,000+ and receive the standard 6% interest rate + 10% discount off MSRP of two units (limit 5 investors)

Tier 10 Perk — Invest $100,000+ and receive the standard 6% interest rate + 10% discount off MSRP of four units (limit 2 investors)

Tier 11 Perk — Invest $250,000+ and receive the standard 6% interest rate + 10% discount off MSRP of unlimited units (limit 1 investor)

Tier 12 Perk — Invest $500,000+ and receive the standard 6% interest rate + 15% discount off MSRP of unlimited units (limit 1 investor)

Tier 13 Perk — Invest $1,000,000+ and receive the standard 6% interest rate + 20% discount off MSRP of unlimited units (limit 1 investor)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Tomu, Inc. will offer a 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

PRESS

Washington Business Journal
Tomu: Real estate startup launches modular vacation villas

[View Article]

WTOP News

DC startup building small, prefab homes for under $100,000

View Article

Washington Business Journal

Washington Business Journal's Startups to Watch in 2022

View Article

Bloomberg

White House Touts Factory Made Homes Affordable Housing

View Article

Inhabitat

This modular home by Tomu has the most stylish designs

View Article

Show More Press

ALL UPDATES

04.21.23

Tomu Named Finalist in 2023 Hospitality Design Awards for Sustainable Solutions

The innovative modular building system and pre-designed Villa Collection line recognized for pushing to make sustainable hospitality development more accessible



2023
awards
FINALIST
CATEGORY:
SUSTAINABLE SOLUTIONS
Tomu Villa Collection & Modular Building System

WASHINGTON, DC & FREDERICK, MD – Tomu, Inc., a sustainability-focused hospitality development company, is excited to announce its selection as a **finalist in the prestigious Hospitality Design Awards.** The company has been recognized under the "Sustainable Solutions" product category for its innovative and eco-friendly approach to new hospitality development.

The Hospitality Design Awards, hosted by Hospitality Design (HD) magazine, honor the best and most innovative designs in the hospitality sector. This year, Tomu is one of four finalists in the "Sustainable Solutions" product category, with the **winner set to be announced at the awards gala on June 6th** in New York City.

Tomu's modular guest units are designed specifically for hospitality use, offering a faster, cost-effective, and more sustainable alternative to traditional site-built construction. The company's focus on sustainable solutions has garnered attention as the industry pushes to reduce its environmental impact, leading to this prestigious nomination.

"We are incredibly honored to be named a finalist in the Hospitality Design Awards," said Chris Osaka, Chief Executive Officer of Tomu, Inc. *"Our team has worked tirelessly to develop a product that revolutionizes the way hospitality properties are built. We look forward to showcasing our innovative product line at the awards gala and continuing to broaden the accessibility of sustainable hospitality development."*

As the company continues to grow, it aims to leverage its proprietary modular building system to broaden its product lineup to address additional segments within the hospitality development space.

To see the full list of finalists across all categories, visit hospitality Design's website at **hospitalitydesign.com**.

04.06.23



There's still time to invest in Tomu - Over

There's still time to invest in Tomu—Over $100,000 raised already!


$100,000+
ALREADY RAISED
Tomu, Inc.'s Reg CF fundraising round is open
to the public with levels starting at only $250

Just a reminder that there's still time to invest in Tomu, Inc.'s fundraising round! We've already **raised over $100,000** thanks to our incredible supporters, and we're very grateful to have you as part of our community.

Starting at **as little as $250**, you can invest in our innovative approach to creating a more sustainable future for hospitality through our modular building system.

Our campaign ends soon so don't miss your chance to be part of something truly industry disrupting!

03.30.23

Skift Future of Lodging Forum Recap


Skift
FUTURE OF
LODGING FORUM

Hotel Investors See New Promise in Long-Term Gap Between Supply and Shifting Demand

All types of hotels have enjoyed stellar performance in the post-pandemic surge, but it's properties offering something distinctive in a particular market that have the most promising financial returns. Investors see the most potential gain in hotels that address growing guest tastes for distinctive, experiential offerings.

That was the word from a few leaders in hotel investment and management at Skift's Future of Lodging event on Wednesday in London.

"Hotel construction runs at about a three-year lag to hotel performance," said Richard Clarke, managing director at AB Bernstein.

Well, there has unquestionably been a solid post-pandemic rebound.

No wonder a construction boom is in the works, with some of the big hotel branded groups, such as Hyatt and Hilton, quoting record development pipelines in many markets.

Demand Outpacing Supply Long-Term

A mismatch in supply-and-demand will become another lure for investors in new construction, conversions, and rebrandings.

Demand for overnight hotel stays has grown at about 4 percent year on average fairly steadily for a long stretch of time, Clarke said. This long-term growth is driven by fairly reliable and consistent factors, such as a rising middle class in emerging markets.

"There's not going to be enough supply of hotels to fulfill that demand in many markets," Clarke forecasted.

Shifting Consumer Tastes

Echoing observations made earlier at Skift's event, the panelists said smart hotel investors are chasing differentiated products that will appeal to shifting consumer preferences.

"Even before Covid, there were lots of studies that showed, especially among Gen Z and millennials, that travelers prefer to spend more money into experiences and then things," Pettigrew said. "They're going to prefer an experience that is totally different from what they can get from a generic hotel."

"We strongly believe that there is a complete change in people's perception about what the ideal hotel experience is like," Pettigrew said. "They want something that's more experiential, different and unique. And that is the area that we're going to be focusing on."

Read the full recap of today's Future of Lodging Forum on **Skift.com**

03.27.23

Our Community Joins In! | Insider Investment Notice

We're excited to see our community come in and invest in Tomu, Inc.!

Our Insiders have invested a total of $35,000 into the offering to date!

We hope you join in as well! Invest in Tomu, Inc. — www.startengine.com/tomu

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

03.21.23

Tomu, Inc. Secures Spot in Washington Business Journal's 2023 "Inno Madness" Competition



Cast Your First-Round Vote Now to Help Us Become the 2023 Inno Madness Champion!

Tomu, Inc. is excited to announce its return inclusion in the Washington Business Journal's "Inno Madness" competition for 2023. This friendly, bracket-style challenge where readers vote to advance companies based on one question: **Who would you invest in?** Inno Madness brings together the top 16 innovative startups from the Greater Washington area, all vying for the title of 2023 Inno Madness Champion.

First-round voting for the Inno Madness competition begins now and will continue until 5am on March 27th. Subsequent voting rounds will open week by week with the ultimate Inno Madness winner crowned next month.

Click the link below to vote for us in the first-round!

VOTE NOW!

03.15.23

Additional Availability Added for Q3 Delivery



Exciting News!

Due to increased demand, we've **added additional 2023 production** slots for our launch version of our Studio Villa. This 3-module layout features additional windows and a 16-foot double sliding patio door starting at **$145,000.**



Reservations placed now will be available for delivery in our **July to September Q3 2023 delivery** window. Availability for individual buyers is limited and allocated on a first come, first served basis.

Reserve your Studio Villa using the link below or if you are a commercial client, please contact one of our project consultants.

Reserve Now

03.08.23

Tomu Named one of American Inno's 40 Startups to Watch in the U.S.



WASHINGTON, DC & FREDERICK, MD – Tomu, Inc. was named in *American Inno*'s recent list of **Startups to Watch in the U.S.** Tomu is joined by 40 other companies across the United States in various sectors.

"We are very excited and honored to be listed with the other thirty-nine companies across the country in American Inno's Startups to Watch this year," said Chris Osaka, the Chief Executive Officer of Tomu. "We hope we can leverage our location in Washington near the major hospitality brands to promote the benefits of modular construction in creating a more sustainable future for hospitality development."

American Inno's full article can be viewed here.

03.08.23

Tomu Featured in the Latest Issue of Enki Magazine



The March/April issue of Enki Magazine is out!

Check out Tomu featured in this month's cover story talking about the benefits and future of prefabricated building. Enki is one of our favorite global design and architecture publications and we're absolutely thrilled to be featured alongside so many other great names in modular building.

Pick it up in stores now or subscribe at enkimagazine.com!

03.06.23

Tomu, Inc. Breaks $100,000 Milestone of Crowd Fundraising Round in First Week

The DC-Area company, with a mission to create more sustainable hospitality lodging, just launched its Reg CF offering on Monday, February 27th



WASHINGTON, DC & FREDERICK, MD – Tomu, Inc., a sustainability-focused hospitality development company, announced today that it had broken another early milestone of $100,000 in investments through its campaign on the crowdfunding platform StartEngine. The Reg CF investor offering was just launched on Monday, February 27th with bonus interest on the convertible note offer to early investors through next week. The public round was launched to raise capital for its mission to make hotels and lodging rentals more environmentally sustainable and accessible to own.

Tomu designs and builds prefabricated guest rooms for use in hospitality construction using its proprietary modular building system to address emerging traveler demand for more sustainable lodging options. The company's guest units come in both turnkey and configurable design options, allowing both independent and franchised hotel operators a way to reduce project development times and lower ongoing operating costs.

"Reaching the $100,000 milestone so quickly in our crowdfunding round is an exciting achievement for the Tomu team, and a testament to the trust and confidence that our supporters have placed in us," said Chris Osaka, Chief Executive Officer of Tomu, Inc. *"We are grateful for the ongoing support of our community and are more motivated than ever to fulfill our mission of creating sustainable and innovative solutions for hospitality."*

Tomu's Reg CF fundraising round offers the public an opportunity to invest in the company and become a part of its mission to create a better future for hospitality. The fundraising round will be conducted through the platform StartEngine allowing non-accredited investors to participate and runs concurrent with Tomu's offering exclusively for accredited investors.

For more information on Tomu, Inc. and its Reg CF fundraising round, please visit startengine.com/offering/tomu.

About Tomu

TOMU, INC., founded in 2020, is a sustainability-focused hospitality development company. Tomu designs and builds prefabricated lodging units using its proprietary modular building system to address emerging traveler preferences in the hospitality industry. Its mission is to create a more sustainable future for hospitality using innovations in modular building to make hotels and rentals more efficient to construct, less wasteful to operate, and more accessible to own. For more information on Tomu and its leadership, visit tomuhaus.com/about.

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02.27.23

[PRESS RELEASE] Tomu, Inc. Launches Reg CF Fundraising Round to Revolutionize Hospitality Development



FOR IMMEDIATE RELEASE

Tomu, Inc. Launches Reg CF Fundraising Round to Revolutionize Hospitality Development

The sustainability-focused hospitality development company uses its proprietary modular building system to reduce development times and create lodging that is less wasteful to construct and operate over time.





WASHINGTON, DC & FREDERICK, MD – Tomu, Inc., a sustainability-focused hospitality development company, announced today the launch of its Reg CF fundraising round to raise capital for its mission to make hotels and lodging rentals more environmentally sustainable and accessible to own.

Tomu designs and builds prefabricated guest rooms for use in hospitality construction using its proprietary modular building system to address emerging traveler demand for more sustainable lodging options. The company's guest units come in both turnkey and configurable design options, allowing both independent and franchised hotel operators a way to reduce project development times and lower ongoing operating costs.



According to the World Green Building Trends report, the $23.2B new hotel construction industry is one of the fastest-growing segments for sustainable building globally. Additionally, a recent survey found that over 60% of travelers are willing to pay more for a hotel that is more environmentally friendly. These trends demonstrate a growing consumer demand for sustainable practices within the hospitality industry.

"We are thrilled to launch our first public fundraising round and bring our vision of a more sustainable future for travel and lodging to the hospitality industry," said Chris Osaka, Chief Executive Officer of Tomu, Inc. *"Our mission is to change the way we build and operate hotels, and with the support of our partners and investors, we can accelerate that change and bring our innovative building system to more places travelers enjoy staying."*

Tomu's Reg CF fundraising round offers the public an opportunity to invest in the company and become a part of its mission to create a better future for hospitality. The fundraising round will be conducted through the platform StartEngine allowing non-accredited investors to participate.

For more information on Tomu, Inc. and its Reg CF fundraising round, please visit startengine.com/offering/tomu.





About Tomu

TOMU, INC., founded in 2020, is a sustainability-focused hospitality development company. Tomu designs and builds prefabricated lodging units using its proprietary modular building system to address emerging traveler preferences in the hospitality industry. Its mission is to create a more sustainable future for hospitality using innovations in modular building to make hotels and rentals more efficient to construct, less wasteful to operate, and more accessible to own. For more information on Tomu and its leadership, visit tomuhaus.com/about.





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Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into TOMU.

$250

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$250

CROWD INVESTORS (TIER 1 PERK)

Invest $250+ and be invited to our investor community news

Select

$500

CROWD INVESTORS (TIER 2 PERK)

Invest $500+ and receive $50 Tomu online store credit

Select

$1,000

CROWD INVESTORS (TIER 3 PERK)

Invest $1,000+ and receive $100 Tomu online store credit

Select

$2,500

CROWD INVESTORS (TIER 4 PERK)

Invest $2,500+ and receive $250 Tomu online store credit

Select

$5,000

CROWD INVESTORS (TIER 5 PERK)

Invest $5,000+ and receive $500 Tomu online store credit

Select

$10,000

CROWD INVESTORS (TIER 6 PERK)

Invest $10,000 and receive 5% discount off MSRP of single unit

Select

$25,000

LEAD INVESTORS (TIER 7 PERK)

Invest $25,000+ and receive swag $45.00 + 10% disc. discount off MSRP of single unit (limit 10 investors)

Select

$50,000

LEAD INVESTORS (TIER 8 PERK)

Invest $50,000+ and receive 10% discount off MSRP of two units (limit 5 investors)

Select